EXHIBIT 99.1

News Release

Rosetta Genomics Establishes “Rosetta Green”
as Majority-owned Subsidiary

Licenses microRNA technology rights to Rosetta Green for certain cleantech, bio-fuels and agricultural applications

REHOVOT, Israel and PHILADELPHIA (June 3, 2010) – Rosetta Genomics (NASDAQ: ROSG) announced today the legal formation of Rosetta Green as a majority-owned subsidiary with Rosetta Genomics holding a 76% ownership position in the new company.  Rosetta Genomics has signed a license agreement with Rosetta Green providing for the use of its microRNAs by Rosetta Green in agricultural and clean technology applications, with a particular focus on improving feedstocks for biofuels and crops for agriculture.  Rosetta Green in-licensed three patent-pending applications covering the use of microRNAs in these areas.

Rosetta Green has obtained $1.5 million in funding from outside investors and has received funding from the Israeli Office of the Chief Scientist within the Ministry of Industry, Trade and Labor which is responsible for executing the Israeli government’s policies relating to industrial R&D support.

Research conducted under the Rosetta Green project over the last three years has identified hundreds of unique sequences from plants and algae.  Rosetta Green has already used its technologies to develop algae with increased oil content and plants with significantly improved drought tolerance.  Currently, the company is focused on these and additional valuable traits, including improved yield and fertilizer use efficiency in various crops such as corn, soybean, canola, potato and wheat.

“As much as microRNAs are at the forefront of the revolution in human health, they are also proving to hold great promise in other applications,” said Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “Establishing Rosetta Green as a separate subsidiary will not only help to highlight its accomplishments going forward and create additional value for Rosetta Genomics’ shareholders, but also allows Rosetta Genomics to continue its work in human health with a singular focus.”

Amir Avniel, who serves as Chief Executive Officer of Rosetta Green, commented; “Rosetta Green presents a unique approach to various applications such as renewable energy and advanced agriculture.  In these days of global water shortages and soaring food and energy demands, Rosetta Green is committed to finding creative solutions for preserving these natural resources. With news of increasing air pollution, oil spillage and devastating droughts, Rosetta Green is especially proud to be part of an effort to maintain a clean and healthy environment now and for generations to come. ”

In addition to the License Agreement referred to earlier, Rosetta Genomics and Rosetta Green have entered into a service agreement that allows Rosetta Green to obtain certain research-related and additional services from Rosetta Genomics.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com ..

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. Rosetta Genomics is the 2008 winner of the Wall Street Journal’s Technology Innovation Awards in the medical/biotech category. To learn more, please visit www.rosettagenomics.com ..

Forward-Looking Statements
Various statements in this release concerning Rosetta Genomics' or Rosetta Green’s future expectations, plans and prospects, including without limitation, statements relating to Rosetta Genomics' or Rosetta Green’s intellectual property and patent coverage and advancement of their pipeline of products, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed under “Key Information - Risk Factors” in Rosetta Genomics’ Annual Report on Form 20-F for the year ended December 31, 2009 on file with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta Genomics' views only as of today and should not be relied upon as representing its views as of any subsequent date. Rosetta Genomics does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Anne Marie Fields
215 382 9000 x 318	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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